Exhibit 99.1

Titan Medical Strengthens Robotic Surgery U.S. Patent Portfolio With Grant for Surgical Imaging Technology

Company’s head of intellectual property recognized by Intellectual Asset Management as a global IP strategy leader for fifth consecutive year

TORONTO--(BUSINESS WIRE)--September 3, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery, announces that it has been granted U.S. Patent No. 10,398,287, titled “Camera Positioning System, Method, and Apparatus for Capturing Images During a Medical Procedure.” The patent is directed at aspects of the Company’s innovative dual-view camera system for use in robotic surgery, including single-port robotic surgery.

Titan’s proprietary dual-view camera system consists of an endoscope module that incorporates a flexible 3D high-definition camera along with a light source and a camera insertion tube with an integrated 2D high-definition camera along with an independent light source. This innovative technology provides surgical teams with two high-definition options for visualizing the surgical field, which enhances efficiency and the safety of single-port robotic surgery. The newly granted patent is directed at the endoscope module, including its unique modular and flexible design. This design facilitates convenient camera docking and intra-operative access, providing the ability to clean the primary camera lenses during a surgical procedure without undocking from the robotic surgical system. Additional patent applications directed at other aspects of the dual-view camera system remain pending. With this patent grant and the Company’s latest patent filings, Titan now has 45 patents issued and 82 patent applications.

Titan also announces that Intellectual Asset Management (“IAM”), a leading IP business media platform, named Jasminder Brar, the Company’s Director of Strategic Development and Intellectual Property, to the 2019 edition of IAM Strategy 300: The World’s Leading IP Strategists. This is the fifth consecutive year Mr. Brar has been recognized as a global intellectual property strategy leader.

IAM Strategy 300: The World’s Leading IP Strategists identifies the individuals who are leading the way in the development and implementation of strategies that maximize the value of IP portfolios. Only those individuals identified through a confidential nomination process and who further research shows to have exceptional skill sets, as well as profound insights into the development, creation and management of IP value, are featured in the IAM Strategy 300. Listed in the guide are third-party IP advisers, as well as individuals working inside operating companies, including technology and medical device companies, reflecting the importance that businesses across the world place on in-house IP expertise.

“Titan Medical continues to innovate in single-port robotic surgery, and we are thrilled with the latest patent grant directed at our unique dual-view camera system,” said David McNally, President and CEO of Titan Medical. “We believe our custom-designed visualization technology will provide unique advantages and address some of the current challenges with single-port surgery in particular, and with robotic surgery in general. The strategy behind this latest patent and our overall approach to corporate IP is driven by our in-house expertise, and I’m proud to share the recognition of Jasminder as a leading IP strategist. We are delighted to have him directing our efforts on this extremely important aspect of the Company’s commitment to create value for its stakeholders.”

The 2019 edition of the IAM Strategy 300 guide can be found here.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts

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Kim Sutton Golodetz
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Bruce Voss
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